Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three Months Ended March 31,
	2006	2005
	(Restated)	(Restated)
Earnings:

Income from continuing operations before income taxes and cumulative effect of accounting change	$42,757	$48,988
Minority interest in income of majority owned subsidiaries that have not incurred fixed charges	115	119
Add fixed charges (from below)	28,936	29,297

	$71,808	$78,404

Fixed charges:
Interest expense:
Corporate	$24,177	$22,450
Amortization of deferred financing costs	2,551	2,555
Implicit interest in rental expense	2,208	4,292

Fixed charges	$28,936	$29,297

Ratio (earnings divided by fixed charges)	2.48	2.68